UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Nos.:	002-09048
333-188984-01

THE BANK OF NOVA SCOTIA

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

(Translation of Registrant’s name into English)

40 King Street, West
64th Floor
Toronto, Ontario
Canada M5H 1H1
Attention: Executive Vice-President
and Group Treasurer

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                 Form 20-F ☐                 Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO THE BANK OF NOVA SCOTIA’S AND SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-188984) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the The Bank of Nova Scotia (the “Bank”) and Scotiabank Covered Bond Guarantor Limited Partnership (the “Guarantor LP” and together with the Bank, the “Registrants”) U.S.$25,000,000,000 global covered bond program (the “Program”) shelf registration statement on Form F-3 (File No. 333-188984).

On March 25, 2013, the Bank was accepted as a registered issuer and on July 22, 2013 the Program was registered as a registered program under Part I.1 of the National Housing Act (Canada) (the “NHA”) and the Canadian Registered Covered Bond Programs Guide (the “Guide”) by Canada Mortgage and Housing Corporation (“CMHC”) in accordance with their terms. The exhibits filed herewith are Exhibit 4.1, an amending agreement to the mortgage sale agreement dated August 22, 2016 (the “Amending Agreement to Mortgage Sale Agreement”), which amends the amended and restated mortgage sale agreement dated January 7, 2014 (the “Mortgage Sale Agreement”), which superceded and replaced the mortgage sale agreement dated July 19, 2013; Exhibit 4.2, an amending agreement to the servicing agreement dated August 22, 2016 (the “Amending Agreement to Servicing Agreement”), which amends the servicing agreement dated July 19, 2013 (the “Servicing Agreement”) and Exhibit 4.3, an amending agreement to the intercompany loan agreement dated August 22, 2016 (the “Amending Agreement to Intercompany Loan Agreement”), which amends the intercompany loan agreement dated July 19, 2013 (the “Intercompany Loan Agreement”). The Mortgage Sale Agreement, the Servicing Agreement and the Intercompany Loan Agreement were previously filed with the Commission.

The Mortgage Sale Agreement has been revised by the Amending Agreement to Mortgage Sale Agreement, the Servicing Agreement has been revised by the Amending Agreement to Servicing Agreement and the Intercompany Loan Agreement has been revised by the Amending Agreement to Intercompany Loan Agreement in each case to provide for program updates.

Exhibit Number	Description of Exhibit
4.1	—	Amending Agreement to Mortgage Sale Agreement, dated as of August 22, 2016, by and among the Bank, Guarantor LP and Computershare Trust Company of Canada.
4.2	—	Amending Agreement to Servicing Agreement, dated as of August 22, 2016, by and among the Bank, Guarantor LP and Computershare Trust Company of Canada.
4.3	—	Amending Agreement to Intercompany Loan Agreement, dated as of August 22, 2016, by and among the Bank, Guarantor LP and Computershare Trust Company of Canada.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

By:	/s/ Ian Berry
	Name:	Ian Berry
	Title:	Managing Director & Head, Funding

SCOTIABANK COVERED BOND GP INC., in its capacity as managing general partner of SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:	/s/ Christy Bunker
	Name:	Christy Bunker
	Title:	Vice President

Date: August 26, 2016